EXHIBIT 21

LIST OF SUBSIDIARIES

Name	Ownership %
Xodtec Technology Co., Ltd., a company organized under the laws of the Republic of China	100%
Targetek Technology Co., Ltd., a company organized under the laws of the Republic of China	100%
UP Technology Co., Ltd., a company organized under the laws of the Republic of China	100%
Radiant Sun Development S.A., a company organized under the laws of the Independent State of Samoa	35%